

Alice Jun · 3rd

Founder & Brewer at Hana Makgeolli

New York, New York, United States · Contact info

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Hana Makgeolli

Leonard N. Stern School of Business

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DELOITTE CONSULTING LLP New York, NY
Consultant *August 2015 - Present*

Successfully deliver Deloitte's Human Resource Transformation services to a number of Fortune 500 clients across industries while building a career on analytical problem solving and optimizing customer experience. Core capabilities include talent strategy, client relationship building, project management, experience design, process design, organizational design, account management, and testing. Sample project experience includes:

- Managed the talent acquisition workstream in a global HR and technology transformation project for a medical devices company undergoing a $12.5B acquisition. Responsibilities included the design and implementation of global talent acquisition and contingent worker processes, coordinating across project workstreams to manage impacts, conducting global end-to-end user acceptance testing, training 70+ client employees, and developing and maintaining trusted relationships with the global and local client counterparts.
- Led customer experience and process design based on a new talent acquisition service delivery model for a $7.6B global medical devices company, as well designing a global research and sourcing hub in Manila.
- Conducted experience and process redesign for the talent acquisition and onboarding function of an $18.8B American retail chain. Prepared and delivered several multi-day design workshops for 40+ client employees.
- Advised the streamlining of local processes for Latin America and Asia Pacific operations for a $40B consumer products company. Conducted deep workforce analytics to find $1.4M cost savings for client.
- Support Deloitte practice leaders in preparation and delivery of proposals; total revenue generated from successful pursuits totals upwards of $7M.

EDUCATION

Alice Jun 2018 CV.pdf

Experience

HANA MAKGEOLLI

Founder & Brewer
Hana Makgeolli · Self-employed
Nov 2017 – Present · 3 yrs 8 mos
Brooklyn, New York, United States

Consultant
Deloitte Consulting
Aug 2017 – Mar 2020 · 2 yrs 8 mos
New York

Analyst
Deloitte
Aug 2015 – Nov 2017 · 2 yrs 4 mos
New York, NY

Human Capital Summer Scholar
Deloitte
Jun 2013 – Aug 2014 · 1 yr 3 mos
Greater New York City Area

Marketing/Social Media Intern
Meatpacking Improvement Association
Sep 2012 – Dec 2012 · 4 mos
48 Ninth Ave (and 14th St), New York, NY

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Education

Leonard N. Stern School of Business
Bachelor's Degree, Operations and Management, Minor in Social Entrepreneurship, Senior
2011 – 2015
Activities and Societies: Undergraduate Stern Women in Business NYU Korean Student Association Stern Social Impact Council NYU Hiking Club

• President, NYU Korean Student Association
• Vice President, Undergraduate Stern Women in Business
• Treasurer, Stern Social Impact Council
• Gender Equity Initiative Lead, Stern Impact Initiative

Ernest Righetti High School
Honors Diploma
2008 – 2011

• Vice President, Associated Student Body
• Managing Editor, The Legend: RHS Publications (circulation: 2,000)
• Founder & President, Special Olympics Youth Volunteers Club
• American Legion Auxiliary California Girls State Delegate